FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...27 March 2002

PE

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes........... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 27 March 2002

BY.................................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

W

27 MARCH 2002
UNITED UTILITIES TRADING UPDATE
MULTI-UTILITY COST SAVINGS TARGET INCREASED TO £480 MILLION

United Utilities has today presented United Utilities Service Delivery, the asset management businesses of its licensed multi-utility operations business, to analysts and investors, and is also updating the market on the group's trading for the year ending 31 March 2002. United Utilities will announce its preliminary results for the financial year on 23 May 2002.

Commenting on the group's trading position, John Roberts, Chief Executive, said:

> "United Utilities has two main aims. First, we are seeking to outperform our regulatory determinations and I am pleased to announce that we are raising our target for cost savings during the current regulatory period from £450 million to £480 million. This represents an expected £80 million outperformance of our regulatory targets.
>
> "Our second aim is to grow earnings in our support services businesses based on our core skills of asset management and customer management, and we are making good progress in demonstrating the creation of value from this strategy. Turnover in our asset management services business will nearly double this year, whilst Vertex will deliver more than thirty per cent growth in revenues. Together, these businesses now represent more than a third of the group's sales."

Trading for the year ending 31 March 2002

The group expects to deliver financial performance for the year ending 31 March 2002 in line with its expectations.

Licensed multi-utility operations

At a presentation made to analysts and investors today, Les Dawson, Managing Director of United Utilities Service Delivery outlined the initiatives in place to continue to improve efficiency. He described the process-oriented structure of the business, which gives clarity to both efficiency and service objectives, and outlined progress in the implementation of the capital programmes, dealing, in particular, with the recently signed £750 million construction framework agreements.

The presentation outlined some of the initiatives to support the outperformance of the regulatory determination, such as rationalising the use of IT systems and further reductions in headcount to eliminate duplications within network operations, which will contribute to the new target.

Operating profits (before goodwill amortisation and exceptional items) in the licensed multi-utility business are expected to increase by around 5 per cent compared with the previous year mainly due to the effects of the cost reduction programme. This is despite the increasing level of operating costs which accompanies the growth in the asset base.

A copy of the presentation is available on the United Utilities website, at www.unitedutilities.com.

Asset management services

Revenues in asset management services are expected to more than double this year, and operating profits increase by around a third, compared with the previous year. This substantial growth reflects progress in each area of the business.

Operations management has been significantly boosted by the Welsh Water contract, which has now been mobilised for twelve months. Revenue growth also reflects full year contributions from concessions in Bulgaria and Estonia. Green Energy remains in its development phase, with substantial growth opportunities ahead, as the business targets new wind energy opportunities. Margins in United Utilities Networks continue to be sound, supported by the growth in opportunities that deregulation in metering and connections brings.

IEBA, the Argentinian electricity utility for which United Utilities is technical operator and in which the group has a minority interest, continues to be affected by the volatile and uncertain economic environment in which it operates. United Utilities has no exposure to IEBA beyond the initial investment, made in 1997, the carrying value of which has been extinguished by balance sheet exchange movements following the peso devaluation earlier this year.

Customer management outsourcing

Vertex has now substantially completed its transition from internal service provider to an outsourcer specialising in managing the customer relationship for external clients. Less than a quarter of its order book is now derived from United Utilities. The C$300 million ten-year contract with Hydro One, the Ontario-based energy utility, represents the largest contract secured to date through the alliance with Cap Gemini Ernst and Young UK and is the first international contract for Vertex.

Westminster City Council announced yesterday that it is to begin the final stages of negotiations on its biggest ever service contract, the Customer Service Initiative, with a consortium led by Vertex and including Cap Gemini Ernst and Young UK. This multi-million pound contract is intended to provide a fully integrated customer service for residents, visitors and businesses in Westminster.

Revenue growth of around 30 per cent and progress in margin growth are expected to substantially boost operating profits compared with the previous year.

Telecommunications

Revenue growth in Your Communications is expected to be around thirty per cent compared with the previous year. The business continues to focus on its sales mix and business services, which are expected to grow by around 40 per cent, to represent three-quarters of total revenues, compared to around two-thirds last year. As anticipated, the business moved to being EBITDA positive on a month-by-month basis during the second half of the year.

Other financial

It is anticipated that an £11 million exceptional charge, related to severance costs principally associated with the new targets for cost reductions in licensed multi-utility operations, will be charged against profit this year. Amortisation of goodwill is expected to be around £8.5 million for the year.

Interest payable is forecast to increase by a lower proportion than debt, which is expected to rise by ten per cent to £3.1 billion. Including the provision for deferred tax under FRS19, the overall tax rate is expected to be less than twenty per cent. Actuarial valuations of the group's pension schemes were carried out as at 31 March 2001. Provisional results from these valuations show that the group's pensions schemes are fully funded.

Further information:

John Roberts, Chief Executive	020 7307 0300
Simon Batey, Finance Director	020 7307 0300
Simon Bielecki, Investor Relations Manager	07810 157649